UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 17, 2022

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL INFORMS ADR HOLDERS OF POSSIBLE DR CONVERSION
TO LOCAL MECHEL SHARES

Moscow, Russia – August 17, 2022 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, informs ADR holders of the possibility of an automatic or forced conversion of depositary receipts into local shares.

In accordance with Federal Law No. 114-FZ of April 16, 2022, Mechel has submitted to the Depository of Raiffeisenbank AO a notification of the actions aimed at an automatic conversion of American depositary receipts (ADRs) into common and preferred shares of Mechel PAO. The procedure and terms of this automatic conversion are established by the decision of the Board of Directors of the Bank of Russia dated July 22, 2022, “Regarding the procedure of automatic conversion of depositary receipts issued by foreign issuers, establishing rights to Russian-emitted shares, into Russian-emitted shares”.

The automatic conversion is available for depositary receipts, the rights to which are recorded in Russian depositories, and does not require ADR holders to perform any additional actions.

The Bank of Russia also outlines a mechanism of forced conversion for the ADRs, the rights to which are recorded in foreign depositories, where the holders of such ADRs may not convert those ADRs into shares due to unfriendly actions by foreign states or organizations or limitations introduced by foreign states or organizations against such ADR holders or depositaries.

Holders of Mechel ADR who wish to exercise the right of forced conversion may apply to the Depository of Raiffeisenbank AO by October 11, 2022. Within 10 workdays following this deadline for accepting applications, and in the absence of reasonable doubt regarding information provided by ADR holders, Raiffeisenbank AO will open a securities account for the applicant and transfer a corresponding amount of Mechel PAO’s shares from the depositary programs’ securities account. The depositary is required to refuse forced conversion to all holders if they apply for more shares of a Russian issuer than the depositary programs’ securities account has. Mechel PAO recommends holders to contact the Depository of Raiffeisenbank AO to clarify the procedure and details of such forced conversion at adr.settlement@raiffeisen.ru

Limited responsibility

This notification is neither legal nor accounting, tax or any other professional consultation, is not an invitation or an offer to commit to any action (or inaction) or accept any action (or inaction). This notification is purely informational in nature, does not imply assumption of legal rights or obligations by Mechel PAO, and was prepared on the basis of Mechel PAO’s interpretation of the Federal Law No. 114-FZ of April 16, 2022 regarding depositary receipts. Mechel PAO does not assume responsibility, if the state agencies’ interpretation of applicable laws and norms is different from the interpretation included in this notification. Holders of depositary receipts make independent decisions on how to act in regards to this published notification, and have the right to seek its own advice from its investment consultant, legal adviser or other entities. All actions (or inaction) undertaken by owners of depositary receipts in accordance with the Federal Law No. 114-FZ of April 16, 2022 or the decision of the Board of Directors of the Bank of Russia dated July 22, 2022, “Regarding the procedure of automatic conversion of depositary receipts issued by foreign issuers, establishing rights to Russian-emitted shares, into Russian-emitted shares”, are made by such owners independently on the basis of analyzing the norms, and said owners assume all consequences and potential risks.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: August 17, 2022

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